Exhibit 99.(10)(g)

Prudential Investments, LLC

Gateway Center Three, 4th floor
100 Mulberry Street

Newark, New Jersey 07102

January 15, 2015

The Board of Trustees
Prudential Investment Portfolios 3
Gateway Center Three, 4th floor
100 Mulberry Street
Newark, New Jersey 07102

Re:                           Prudential Strategic Value Fund

To the Board of Trustees:

Prudential Investments LLC has contractually agreed:

(i)                                     through June 30, 2016 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, acquired fund fees and expenses, extraordinary and certain other expenses, including taxes and deferred tax expenses, interest and brokerage commissions) of each class of shares to 1.15% of the Fund’s average daily net assets; and

(ii)                                  to waive and/or reimburse up to 0.17% of its management fees on the Fund on an annualized basis for the period from the implementation of the reorganization of the Fund and the Target Large Capitalization Value Portfolio, a series of The Target Portfolio Trust (the Reorganization) to June 30, 2016, if the Fund’s net operating expense (exclusive of taxes, interest, distribution (12b-1 fees) and certain extraordinary expenses) exceed 0.80% as a result of the Reorganization.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC

By:	/s/ Scott E. Benjamin

Name:	Scott E. Benjamin

Title:	Executive Vice President